

05069982

FORM 6-K



SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
SECTION

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of October 2005

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant's name into English)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F _x_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x_

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes __ No _x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Summary of Contents

The following data represents consolidated financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Fomento Económico Mexicano, S.A. de C.V. for the quarter ended September 30, 2005. It contains the following tables:

- Balance Sheet
- Income statement
- Statement of changes in financial position
- Ratios
- Data per share
- Notes to the consolidated financial statements
- Management discussion and analysis on the financial condition and results of operations of the company
- Accompanying notes to the consolidated financial statements
- Summary of share investments
- Summary schedule of credit and loans
- Trade balance and monetary position in foreign currency
- Integration and income calculation by monetary position
- Bonds and medium term notes listed in stock market
- Plants, commerce centers or distribution centers
- Main raw materials
- Sales distribution by product: domestic sales
- Sales distribution by product: foreign sales
- Integration of the paid capital stock
- Project information
- Transactions in foreign currency and conversion of income statements of foreign operations
- Summary & tax data of the issuer
- General issuer, employee and other data
- Declaration from the company officials responsible for the information

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 30 DE SEPTIEMBRE DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**124,248,200**	**100**	**121,790,407**	**100**
2	**ACTIVO CIRCULANTE**	**23,031,821**	**19**	**21,085,944**	**17**
3	EFECTIVO E INVERSIONES TEMPORALES	8,533,346	7	8,048,235	7
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	4,817,879	4	4,431,912	4
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	1,661,494	1	1,084,769	1
6		7,937,417	6	7,521,028	6
7	OTROS ACTIVOS	81,685	0	0	0
8	**LARGO PLAZO**	**1,169,738**	**1**	**987,186**	**1**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	422,557	0	271,739	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS ASOCIADAS NO CONSOLIDADAS	747,181	1	715,447	1
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**44,020,653**	**35**	**45,434,663**	**37**
13	INMUEBLES	5,699,082	5	5,746,214	5
14	MAQUINARIA Y EQUIPO	69,825,985	56	68,409,955	56
15	OTROS EQUIPOS	0	0	0	0
16	DEPRECIACION ACUMULADA	32,864,368	26	30,803,511	25
17	CONSTRUCCIONES EN	1,359,954	1	2,082,005	2
18	**ACTIVO DIFERIDO (NETO)**	**49,448,529**	**40**	**47,716,062**	**39**
19	**OTROS ACTIVOS**	**6,577,459**	**5**	**6,566,552**	**5**
20	**PASIVO TOTAL**	**59,422,367**	**100**	**71,601,868**	**100**
21	**PASIVO CIRCULANTE**	**15,236,794**	**26**	**25,284,929**	**35**
22	PROVEEDORES	7,317,054	12	6,893,075	10
23	CREDITOS BANCARIOS	1,756,930	3	12,157,881	17
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	1,734,125	3	1,894,150	3
26	OTROS PASIVOS	4,428,685	7	4,339,823	6
27	**PASIVO A LARGO PLAZO**	**34,792,071**	**59**	**36,611,739**	**51**
28	CREDITOS BANCARIOS	23,718,074	40	23,672,989	33
29	CREDITOS BURSATILES	11,073,997	19	12,938,750	18
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**5,650,325**	**10**	**6,261,878**	**9**
32	**OTROS PASIVOS**	**3,743,177**	**6**	**3,443,322**	**5**
33	**CAPITAL CONTABLE**	**64,825,833**	**100**	**50,188,539**	**100**
34	**PARTICIPACION MINORITARIA**	**18,447,060**	**28**	**17,456,881**	**35**
35	**CAPITAL CONTABLE MAYORITARIO**	**46,378,773**	**72**	**32,731,658**	**65**
36	**CAPITAL CONTRIBUIDO**	**25,159,690**	**39**	**17,447,927**	**35**
37	CAPITAL SOCIAL PAGADO	2,981,855	5	2,648,655	5
38	ACTUALIZACION CAPITAL SOCIAL	1,894,015	3	1,894,015	4
39	PRIMA EN VENTA DE	20,283,820	31	12,905,257	26
40	APORTACIONES PARA FUTUROS AUMENTOS DE	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**21,219,083**	**33**	**15,283,731**	**30**
42	RESULTADOS ACUMULADOS Y RESERVA DE	21,618,625	33	16,334,404	33
43	RESERVA PARA RECOMPRA DE	3,000,000	5	3,000,000	6
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION CAPITAL CONTABLE	(7,252,574)	(11)	(8,102,186)	(16)
45	**RESULTADO NETO DEL EJERCICIO**	3,853,032	6	4,051,513	8

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2005**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**8,533,346**	100	**8,048,235**	100
46	EFECTIVO	3,998,042	47	2,273,839	28
47	INVERSIONES	4,535,304	53	5,774,396	72
18	**CARGOS DIFERIDOS**	**49,448,529**	100	**47,716,062**	100
48	GASTOS AMORTIZABLES	919,020	2	713,200	1
49	CREDITO MERCANTIL	190,933	0	197,081	0
50	IMPUESTOS DIFERIDOS	1,416,358	3	1,138,197	2
51	OTROS	46,922,218	95	45,667,584	96
21	**PASIVO CIRCULANTE**	**15,236,794**	100	**25,284,929**	100
52	PASIVOS EN MONEDA	6,545,125	43	9,038,442	36
53	PASIVOS EN MONEDA	8,691,669	57	16,246,487	64
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	100	**0**	100
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO	0	0	0	0
56	PORCION CIRCULANTE DE	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**4,428,685**	100	**4,339,823**	100
57	OTROS PASIVOS CIRCULANTES CON	1,061	0	121	0
58	OTROS PASIVOS CIRCULANTES SIN	4,427,624	100	4,339,702	100
27	**PASIVO A LARGO PLAZO**	**34,792,071**	100	**36,611,739**	100
59	PASIVO EN MONEDA	7,777,652	22	12,733,333	35
60	PASIVO EN MONEDA	27,014,419	78	23,878,406	65
29	**CREDITOS BURSATILES LARGO PLAZO**	**11,073,997**	100	**12,938,750**	100
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO	11,073,997	100	12,938,750	100
30	**OTROS CREDITOS**	**0**	100	**0**	100
63	OTROS CREDITOS CON	0	0	0	0
64	OTROS CREDITOS SIN	0	0	0	0
31	**CREDITOS DIFERIDOS**	**5,650,325**	100	**6,261,878**	100
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	3,498,116	62	4,251,126	68
67	OTROS	2,152,209	38	2,010,752	32
32	**OTROS PASIVOS**	**3,743,177**	100	**3,443,322**	100
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	3,743,177	100	3,443,322	100
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(7,252,574)**	100	**(8,102,186)**	100
70	RESULTADO ACUMULADO POR POSICION	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO RIOS	(7,252,574)	(100)	(8,102,186)	(100)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2005**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	7,795,027	(4,198,985)
73	FONDO PARA PENSIONES Y PRIMA DE	2,152,209	2,010,752
74	NUMERO DE FUNCIONARIOS	1,033	1,035
75	NUMERO DE EMPLEADOS	48,370	46,255
76	NUMERO DE OBREROS (*)	40,371	39,570
77	NUMERO DE ACCIONES EN CIRCULACION	5,963,710,450	5,297,310,450
78	NUMERO DE ACCIONES RECOMPRADAS	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**77,395,996**	**100**	**70,725,723**	**100**
2	COSTO DE	41,315,632	53	37,383,439	53
3	**RESULTADO BRUTO**	**36,080,364**	**47**	**33,342,284**	**47**
4	GASTOS DE	24,845,611	32	23,098,024	33
5	**RESULTADO DE OPERACION**	**11,234,753**	**15**	**10,244,260**	**14**
6	COSTO INTEGRAL DE FINANCIAMIENTO	1,992,508	3	1,149,572	2
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**9,242,245**	**12**	**9,094,688**	**13**
8	OTRAS OPERACIONES FINANCIERAS	393,682	1	399,644	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**8,848,563**	**11**	**8,695,044**	**12**
10	PROVISION PARA IMPUESTOS Y	3,313,434	4	1,979,018	3
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**5,535,129**	**7**	**6,716,026**	**9**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**5,535,129**	**7**	**6,716,026**	**9**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**5,535,129**	**7**	**6,716,026**	**9**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	(45,902)	0	0	0
18	**RESULTADO NETO**	**5,581,031**	**7**	**6,716,026**	**9**
19	PARTICIPACION MINORITARIA	1,727,999	2	2,664,513	4
20	**RESULTADO NETO MAYORITARIO**	**3,853,032**	**5**	**4,051,513**	**6**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

ESTADO DE RESULTADOS
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**77,395,996**	**100**	**70,725,723**	**100**
21	NACIONALES	58,711,488	76	53,938,475	76
22	EXTRANJERAS	18,684,508	24	16,787,248	24
23	CONVERSION EN DOLARES	1,727,951	2	1,552,492	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**1,992,508**	**100**	**1,149,572**	**100**
24	INTERESES PAGADOS	3,455,781	173	2,693,608	234
25	PERDIDA EN CAMBIOS	(470,721)	(24)	243,044	21
26	INTERESES GANADOS	463,758	23	490,640	43
27	GANANCIA EN CAMBIOS	(81,990)	(4)	133,513	12
28	RESULTADO POR POSICION	(610,784)	(31)	(1,162,927)	(101)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**393,682**	**100**	**399,644**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	393,682	100	399,644	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**3,313,434**	**100**	**1,979,018**	**100**
32	I.S.R.	3,361,475	101	2,090,534	106
33	I.S.R. DIFERIDO	(411,924)	(12)	(455,914)	(23)
34	P.T.U.	363,883	11	344,398	17
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	77,007,060	70,429,746
37	RESULTADO FISCAL DEL	0	0
38	VENTAS NETAS (**)	103,144,083	94,513,841
39	RESULTADO DE OPERACION	15,064,034	14,131,370
40	RESULTADO NETO MAYORITARIO (**)	5,762,925	5,062,277
41	RESULTADO NETO (**)	8,301,860	8,489,775

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: FEMSA TRIMESTRE: **3** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**26,624,746**	**100**	**24,619,305**	**100**
2	COSTO DE	14,091,460	53	12,973,354	53
3	**RESULTADO BRUTO**	**12,533,286**	**47**	**11,645,951**	**47**
4	GASTOS DE	8,389,554	32	7,900,846	32
5	**RESULTADO DE OPERACION**	**4,143,732**	**16**	**3,745,105**	**15**
6	COSTO INTEGRAL DE FINANCIAMIENTO	622,337	2	26,766	0
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**3,521,395**	**13**	**3,718,339**	**15**
8	OTRAS OPERACIONES FINANCIERAS	109,589	0	(80,125)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**3,411,806**	**13**	**3,798,464**	**15**
10	PROVISION PARA IMPUESTOS Y	1,143,560	4	1,422,309	6
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**2,268,246**	**9**	**2,376,155**	**10**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**2,268,246**	**9**	**2,376,155**	**10**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**2,268,246**	**9**	**2,376,155**	**10**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**2,268,246**	**9**	**2,376,155**	**10**
19	PARTICIPACION MINORITARIA	627,326	2	877,637	4
20	**RESULTADO NETO MAYORITARIO**	**1,640,920**	**6**	**1,498,518**	**6**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: FEMSA TRIMESTRE: 3 AÑO: 2005

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**26,624,746**	**100**	**24,619,305**	**100**
21	NACIONALES	20,367,518	76	14,151,610	57
22	EXTRANJERAS	6,257,228	24	10,467,695	43
23	CONVERSION EN DOLARES	578,671	2	968,057	4
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**622,337**	**100**	**26,766**	**100**
24	INTERESES PAGADOS	1,025,549	165	981,142	3,666
25	PERDIDA EN CAMBIOS	133,455	21	(182,018)	(680)
26	INTERESES GANADOS	177,262	28	283,562	1,059
27	GANANCIA EN CAMBIOS	35,988	6	(116,730)	(436)
28	RESULTADO POR POSICION	(323,417)	(52)	(605,526)	(2,262)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**109,589**	**100**	**(80,125)**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	109,589	100	(80,125)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**1,143,560**	**100**	**1,422,309**	**100**
32	I.S.R.	1,295,479	113	1,296,584	91
33	I.S.R. DIFERIDO	(283,479)	(25)	27,325	2
34	P.T.U.	131,560	12	98,400	7
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**5,581,031**	**6,716,026**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	4,536,749	4,357,438
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIC**	**10,117,780**	**11,073,464**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(1,216,263)	828,219
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**8,901,517**	**11,901,683**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(9,988,856)	8,269,198
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	6,708,448	(857,658)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(3,280,408)**	**7,411,540**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(4,145,174)**	**(19,695,153)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO INVERSIONES TEMPORALES	1,475,935	(381,930)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO PERIODO	7,057,411	8,430,165
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL PERIODO	8,533,346	8,048,235

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**4,536,749**	**4,357,438**
13	+ DEPRECIACION Y AMORTIZACION DEL	4,585,190	4,644,241
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA Y PRIMA DE ANTIGUEDAD	379,843	169,495
15	+ (-) PERDIDA (GANANCIA) NETA EN	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	0	0
40	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION	(428,284)	(456,298)
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(1,216,263)**	**828,219**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS COBRAR	(84,307)	91,748
19	+ (-) DECREMENTO (INCREMENTO) EN	45,580	(496,529)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS POR COBRAR Y OTROS ACTIVOS	(7,879)	304,957
21	+ (-) INCREMENTO (DECREMENTO) EN	(84,594)	357,552
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS	(1,085,063)	570,491
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(9,988,856)**	**8,269,198**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	(4,966,034)	5,612,267
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	(4,624,723)	3,021,433
25	+ DIVIDENDOS	0	0
26	+ OTROS	319,339	910,724
27	(-) AMORTIZACION DE FINANCIAMIENTOS	(717,438)	(1,275,226)
28	(-) AMORTIZACION DE FINANCIAMIENTOS	0	0
29	(-) AMORTIZACION DE OTROS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**6,708,448**	**(857,658)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL SOCIAL	335,925	0
31	(-) DIVIDENDOS PAGADOS	(1,006,040)	(857,658)
32	+ PRIMA EN VENTA DE	7,378,563	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(4,145,174)**	**(19,695,153)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES ACCS. CON CARACTER PERMANENTE	(26,000)	(14,813,146)
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y	(1,852,638)	(2,421,491)
36	(-) INCREMENTO EN CONSTRUCCIONES EN	(430,557)	0
37	+ VENTAS DE OTRAS INVERSIONES CON PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS	0	0
39	+ (-) OTRAS PARTIDAS	(1,835,979)	(2,460,516)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	7.21	%	9.50	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	12.43	%	15.47	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	6.68	%	6.97	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	11.17	%	16.69	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	10.94	%	17.32	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.83	veces	0.78	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	2.34	veces	2.08	veces
8	ROTACION DE INVENTARIOS (**)	6.98	veces	6.63	veces
9	DIAS DE VENTAS POR COBRAR	15	días	15	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	12.59	%	6.65	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	47.83	%	58.79	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.92	veces	1.43	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	24.10	%	30.41	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	79.04	%	80.58	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	3.25	veces	3.80	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.74	veces	1.32	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.51	veces	0.83	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A CIRCULANTE	0.99	veces	0.54	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.39	veces	0.29	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	56.00	%	31.83	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A NETAS	13.07	%	15.66	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL TRABAJO A VENTAS NETAS	(1.57)	%	1.17	%
23	RECURSOS GENERADOS (UTILIZADOS) POR OPERACION A INTERESES PAGADOS	2.58	veces	4.42	veces
24	FINANCIAMIENTO AJENO A RECURSOS (UTIL.) POR FINAN.	304.50	%	111.57	%
25	FINANCIAMIENTO PROPIO A RECURSOS (UTIL.) POR FINAN.	(204.50)	%	(11.57)	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	44.69	%	12.29	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ .92		$ .85	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ 1.15		$ 1.07	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ .92		$ .85	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 7.78		$ 6.18	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .13		$ .11	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR LIBROS	1.88	veces	2.05	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION ORDINARIA (**)	15.97	veces	12.13	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION PREFERENTE (**)	12.78	veces	9.71	veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

r23: LOS SALDOS EN DÓLARES FUERON DETERMINADOS DIVIDIENDO EL SALDO DE LAS VENTAS EN MONEDA EXTRANJERA ENTRE EL TIPO DE CAMBIO DE CIERRE DE SEPTIEMBRE DEL 2005 QUE FUE DE 10.8131 PESOS POR DÓLAR.
c13: DE ACUERDO CON LA METODOLOGÍA DEL ESTADO DE CAMBIOS EN SITUACIÓN FINANCIERA "BOLETIN B-12 DE LOS PCGA, NO SE ESTAN INCLUYENDO LOS CARGOS VIRTUALES PROVENIENTES DEL CAPITAL DE TRABAJO POR PS. 145,330 Y PS. 138,816 PARA EL 2005 Y 2004, RESPECTIVAMENTE.
s51: ESTA FORMADO POR LOS DERECHOS DE DISTRIBUCIÓN Y POR LA ADQUISICIÓN DE MARCAS.
r22: INCLUYE VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 15,834,115 Y PS. 14,598,168 PARA EL 2005 Y 2004, RESPECTIVAMENTE.
rt22:INCLUYE VENTAS HECHAS POR LAS SUSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 5,299,865 Y PS. 5,030,188 PARA EL 2005 Y 2004, RESPECTIVAMENTE.
rt23: LOS SALDOS EN DÓLARES FUERON DETERMINADOS DIVIDIENDO EL SALDO DE VENTAS EN MONEDA EXTRANJERA ENTRE EL TIPO DE CAMBIO DE CIERRE DE SEPTIEMBRE DEL 2005 QUE FUE DE 10.8131 PESOS POR DOLAR.
r32:EL AÑO ANTERIOR INCLUYE UN BENEFICIO FISCAL NO RECURRENTE PROVENIENTE DE UNA VENTA DE ACCIONES, POR LO QUE LAS CIFRAS NO SON COMPARABLES CON LAS DEL 2005.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

FEMSA Continúa Creciendo con
Firmeza en el Tercer Trimestre del 2005

Monterrey, México, 28 de octubre del 2005 - Fomento Económico Mexicano, S.A. de C.V. ("FEMSA") anuncia hoy sus resultados operativos y financieros para el tercer trimestre y primeros nueve meses del 2005.

Datos Sobresalientes del Tercer Trimestre 2005

FEMSA
- Los ingresos totales aumentaron 8.1% ascendiendo a 26,625 millones de pesos (2.5 billones de dólares), impulsados principalmente por el crecimiento de 21% en Oxxo, combinado con los sólidos resultados en FEMSA Cerveza y Coca-Cola FEMSA.
- La utilidad de operación se incrementó 10.7% a 4,144 millones de pesos (383 millones de dólares) gracias al crecimiento de 17% en FEMSA Cerveza y de 18% en Oxxo.
- La utilidad mayoritaria aumentó 9.5% a 1,641 millones de pesos (152 millones de dólares).
- La deuda neta disminuyó 273 millones de dólares con respecto al segundo trimestre del 2005, registrando 28,017 millones de pesos (2.6 billones de dólares) al cierre del tercer trimestre.

Unidades de Negocio
- Coca-Cola FEMSA aumentó su volumen de ventas en 3%, al mismo tiempo que logró compensar el incremento en los costos de materias primas, manteniendo su margen de operación estable en 17.3% de los ingresos totales.
- FEMSA Cerveza incrementó su volumen de ventas en 6.7% (5.5% en nacional y 18.7% en exportaciones), asimismo expandió su margen de operación en 160 puntos base alcanzando 25% de los ingresos totales.
- Oxxo incrementó sus ingresos totales en 20.7%, gracias a la apertura de 122 nuevas tiendas y al incremento de 7.4% en las ventas mismas tiendas, durante el trimestre. Oxxo tiene planeado abrir alrededor de 600 nuevas tiendas en todo el año 2005.

"Continuamos creciendo firmemente durante el tercer trimestre del 2005, lo que demuestra la fortaleza de nuestra estrategia integrada de bebidas. Estoy especialmente satisfecho con el desempeño de FEMSA Cerveza en este trimestre, que contribuyó de manera importante para que la utilidad de operación consolidada de FEMSA aumentara un 11% en términos reales (18% en dólares). Estamos enfocados en la mejora continua de nuestras operaciones, con una firme visión de liderazgo responsable para la industria de bebidas Latinoamericana. Esta visión ha probado que genera valor para nuestros accionistas y creemos lo seguirá haciendo en el futuro", afirmó José Antonio Fernández Carbajal, presidente del Consejo de Administración y director general de FEMSA.

FEMSA Consolidado

Los ingresos totales se incrementaron 8.1% ascendiendo a 26,625 millones de pesos en el 3T05, como resultado del aumento de 20.7% en los ingresos de Oxxo, 8.7% en FEMSA Cerveza y de 4.9% en Coca-Cola FEMSA.

Para los primeros nueve meses del 2005, los ingresos totales de FEMSA se incrementaron 9.4% ascendiendo a 77,396 millones de pesos.

La utilidad bruta se incrementó 7.6% ascendiendo a 12,533 millones de pesos en el 3T05, que dio como resultado 20 puntos base de disminución en el margen bruto registrando 47.1% de los ingresos totales. La mejora en el margen bruto de 160 puntos base en FEMSA Cerveza y 20 puntos base en Coca-Cola FEMSA en el trimestre, compensaron la disminución de 70 puntos base del margen bruto de FEMSA Comercio, que ahora tiene una mayor contribución en los resultados consolidados.

Para los primeros nueve meses del 2005, la utilidad bruta se incrementó 8.2% ascendiendo a 36,080 millones de pesos. El margen bruto disminuyó 50 puntos base a 46.6% de los ingresos totales en comparación al mismo periodo del 2004, principalmente porque FEMSA Comercio tiene una mayor contribución en los resultados consolidados de FEMSA.

La utilidad de operación se incrementó 10.7% ascendiendo a 4,144 millones de pesos en el 3T05, resultando en una mejora de 40 puntos base en el margen de operación, el cual alcanzó 15.6% de los ingresos. El crecimiento en el margen de operación en los resultados consolidados se atribuye a la expansión del margen en FEMSA Cerveza, que compensó la mayor contribución de FEMSA Comercio en los resultados consolidados.

Para los primeros nueve meses del 2005, la utilidad de operación se incrementó 9.7% ascendiendo a 11,235 millones de pesos. El margen de operación consolidado se mantuvo estable en 14.5% de los ingresos totales, nivel similar al del 2004.

La utilidad neta disminuyó 4.5% a 2,268 millones de pesos en el 3T05. Esta disminución se debió al efecto neto de (1) un crecimiento de 21.5% en el gasto financiero neto, alcanzando 848 millones de pesos ya que el costo promedio de nuestra deuda aumentó de 7.5% en el 3T04 a 9.3% en el 3T05, lo cual no pudo ser compensado por el menor nivel de deuda neta, (2) una disminución de 46.9% en el resultado por posición monetaria, alcanzando una ganancia de 322 millones de pesos, resultado de una menor inflación así como de menores niveles de endeudamiento neto y (3) una pérdida por fluctuación cambiaria de 97 millones de pesos debido a una ligera devaluación, en comparación con el segundo trimestre del 2005, del peso contra el dólar estadounidense sobre nuestros pasivos netos en dólares. La tasa efectiva de impuestos para el trimestre fue 33.5%.

Para los primeros nueve meses del 2005, la utilidad neta disminuyó 16.9% a 5,581 millones de pesos, principalmente como resultado de un beneficio fiscal no-recurrente de Coca-Cola FEMSA reconocido en el 2T04 y el incremento en el costo integral de financiamiento durante el 2005.

La utilidad neta mayoritaria por Unidad FEMSA fue de 1.376 pesos en el 3T05. La utilidad neta mayoritaria por cada ADS de FEMSA, usando un tipo de cambio de 10.81 pesos por dólar, fue de 1.272 dólares en el trimestre.

La inversión en activo fijo disminuyó 12.1% a 1,595 millones de pesos en el 3T05, principalmente porque hubo niveles conservadores de inversión en todas nuestras unidades de negocio. Particularmente en FEMSA Comercio, esto se debió a una reducción en el ritmo de expansión de tiendas durante el 3T05, programándose mayores aperturas de tiendas para el cuarto trimestre. Por su parte FEMSA Cerveza y Coca-Cola FEMSA no requirieron inversiones intensas durante el trimestre dadas las exitosas eficiencias operativas y la mejora continua en sus procesos de operación.

Deuda neta consolidada. Al 30 de septiembre del 2005, FEMSA registró un saldo de efectivo de 8,533 millones de pesos (789 millones de dólares), deuda a corto plazo de 1,127 millones de pesos (104 millones de dólares) y deuda a largo plazo de 35,423 millones de pesos (3,218 millones de dólares), para un balance de deuda neta de 28,017 millones de pesos (2,591 millones de dólares). Esto representa una reducción de 273 millones de dólares con respecto al 30 de junio del 2005.

Refrescos - Coca-Cola FEMSA

Los resultados financieros de Coca-Cola FEMSA y la discusión de éstos se incorporan por referencia al reporte trimestral de Coca-Cola FEMSA, el cual forma parte de los anexos de este comunicado.

Cerveza - FEMSA Cerveza

El volumen de ventas nacional aumentó 5.5% a 6.381 millones de hectolitros en el 3T05, resultado del aumento en el volumen de ventas en todo México, impulsado principalmente por nuestras marcas Tecate Light, Sol e Indio. Este crecimiento es muy importante, ya que en el 3T04 crecimos por encima del volumen de la industria, con lo que la base de comparación era desfavorable.

Para los primeros nueve meses del 2005, el volumen de ventas nacional se incrementó 4.5% a 18.234 millones de hectolitros.

El volumen de ventas de exportación aumentó 18.7% a 0.723 millones de hectolitros en el 3T05, impulsado por el crecimiento de dos dígitos en ventas de nuestras marcas Dos Equis, Tecate y Sol en los Estados Unidos. En este mercado continuamos incrementando la disponibilidad de nuestras cervezas y mejorando nuestro desempeño en todo Estados Unidos, con particular éxito en sus regiones Centro y Este.

Para los primeros nueve meses del 2005, el volumen de ventas de exportación se incrementó 8.5% a 1.941 millones de hectolitros, resultado principalmente del fuerte crecimiento de volumen en el mercado de Estados Unidos en el segundo y tercer trimestre.

Los ingresos totales se incrementaron 8.7% ascendiendo a 7,181 millones de pesos en el 3T05. Esto fue resultado de un aumento de 7.0% en las ventas nacionales y de un incremento de 43.2% en las ventas de exportación dado al nuevo acuerdo comercial con Heineken USA. Como mencionamos en el segundo trimestre, las ventas de exportación de cerveza en el 2005 no es comparable con el año anterior, debido a las diferencias entre el acuerdo actual con Heineken USA y la asociación que teníamos con el importador anterior. El precio nacional por hectolitro aumentó 1.4% en términos reales en comparación con el 3T04, reflejando una estabilidad en el ambiente de precios, lo que ha permitido la implementación de algunas tácticas de administración de los ingresos. Para el trimestre, el volumen de ventas nacional representa el 89.8% del total y el restante 10.2% son ventas de exportación.

Para los primeros nueve meses del 2005, los ingresos totales se incrementaron 6.3% ascendiendo a 20,352 millones de pesos, gracias al incremento de 6.9% en las ventas.

El costo de ventas se incrementó 4.5% ascendiendo a 2,839 millones de pesos en el 3T05. La utilidad bruta se incrementó 11.6% ascendiendo a 4,342 millones de pesos en el 3T05, resultando en 160 puntos base de expansión del margen bruto, que llegó a 60.5% de los ingresos totales para el trimestre. Esta mejora fue resultado del efecto neto entre mayores eficiencias operativas y la apreciación del peso mexicano contra el dólar estadounidense en términos reales, que compensó el aumento en los precios de algunas materias primas importantes como es el aluminio, la energía y el acero.

Para los primeros nueve meses del 2005, el costo de ventas se incrementó 4.1% ascendiendo a 8,217 millones de pesos. El margen bruto mejoró en 80 puntos base, alcanzando 59.6% de los ingresos totales.

La utilidad de operación (antes de la deducción de servicios corporativos) se incrementó 16.6% ascendiendo a 1,769 millones de pesos en el 3T05. El margen de operación se mejoró en 160 puntos base a 24.6% de los ingresos totales, resultado del aumento en los precios en el mercado nacional y disminución en el costo de ventas como un porcentaje de los ingresos totales, lo cual más que compensar, estabilizó los gastos de venta y de administración como un porcentaje de las ventas.

Para los primeros nueve meses del 2005, la utilidad de operación se incrementó 5.1% ascendiendo a 4,381 millones de pesos, alcanzando 21.5% de los ingresos totales.

Eventos Recientes - FEMSA Cerveza

Nueva Maltería en México
FEMSA terminó la construcción y está operando la planta para la producción de malta más importante de México, y una de las más grandes y con mejor tecnología en el mundo. La inversión total fue por 40 millones de dólares. Esta planta esta ubicada en el estado de Puebla, México y fue construida en un área de 18,000 metros cuadrados. Con esta planta se beneficiarán a más de 12,000 agricultores a través del consumo de 250,000 toneladas de cebada por año. Además FEMSA Cerveza eleva en 16% su capacidad de producción de malta para llegar a 154,000 toneladas por año.

Nuevo acuerdo comercial con Molson Coors en el Reino Unido
A partir del 1° de octubre dio inició un nuevo acuerdo con Molson Coors para la venta, mercadeo y distribución de nuestras cervezas en el mercado británico. Este mercado se ha convertido en nuestro segundo más importante después de los Estados Unidos, y Molson Coors nos provee con la plataforma de crecimiento adecuada dado su poderoso portafolio de marcas y capacidad de distribución en ese país.

Nuevo acuerdo comercial con Sleeman en Canadá
El pasado mes de Septiembre establecimos un acuerdo comercial con Sleeman Breweries para la venta, mercadeo y distribución de nuestras marcas Sol y Dos Equis en Canadá. Sleeman Breweries es una empresa cervecera líder en el manejo de marcas premium y cuenta con distribución nacional en ese país. El mercado canadiense tiene un gran potencial para hacer crecer nuestro volumen de ventas y fortalecer nuestras marcas. Este nuevo acuerdo entra en vigor a partir del 1° de enero del 2006.

Tiendas Oxxo - FEMSA Comercio

Los ingresos totales se incrementaron 20.7% ascendiendo a 7,466 millones de pesos en el 3T05. Resultado principalmente de la apertura neta de 122 nuevas tiendas Oxxo en el trimestre y de 523 nuevas tiendas Oxxo en comparación con el 3T04 para llegar a un total de 3,782 Oxxos en todo el país. Oxxo tiene planeado abrir aproximadamente 600 nuevas tiendas en todo el año.

Para los primeros nueve meses del 2005, los ingresos totales se incrementaron 23.2% ascendiendo a 20,762 millones de pesos.

Las ventas-mismas-tiendas de Oxxo se incrementaron en promedio 7.4% en el 3T05, reflejando un incremento en el tráfico por tienda de 6.9% y de 0.5% en el ticket promedio. El incremento en el tráfico refleja el éxito de las actividades promocionales y el mejor manejo de categorías, que está permitiendo a Oxxo atraer mayor número de clientes a la tienda. La gran escala y el buen ritmo de crecimiento de Oxxo nos está permitiendo desarrollar promociones exclusivas con nuestros proveedores a nivel nacional, las cuales están demostrando ser efectivas.

Para los primeros nueve meses del 2005, las ventas-mismas-tiendas de Oxxo se incrementaron en promedio 7.6%. Esto refleja un incremento en el tráfico por tienda de 7.6% y un ticket promedio estable.

La utilidad de operación (antes de la deducción de servicios corporativos) se incrementó 18.4% ascendiendo a 302 millones de pesos en el 3T05. El margen de operación permaneció estable con respecto al 3T04, en 4.0% de los ingresos totales durante el trimestre. Lo anterior como resultado de dos factores: el incremento en el costo de ventas y la disminución en el gasto de operación en relación con el crecimiento de los ingresos totales.

El costo de ventas se incrementó 21.8% a 5,533 millones de pesos en el 3T05, registrando una contracción en el margen bruto de 70 puntos base, alcanzando 25.9% de los ingresos totales. Dado que hubo un menor nivel de crecimiento en el número de tiendas durante el trimestre en comparación al 2T05, se disminuyeron los incentivos recibidos por los proveedores en relación con la expansión.

Los gastos de operación se incrementaron 17.6%, ascendiendo a 1,631 millones en el 3T05. Los gastos de operación crecieron menos que los ingresos totales, como resultado de la mejor absorción de gastos fijos dadas las economías de escala.

Para los primeros nueve meses del 2005, la utilidad de operación de FEMSA Comercio se incrementó 21.6% manteniendo un margen de operación de 4.0% con respecto al año anterior.

Declaración de funcionarios:

"Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contendida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas"

José Antonio Fernández Carbajal
Director General

Federico Reyes García
Director de Finanzas

Principales Políticas Contables.

Las principales políticas contables de la Compañía están de acuerdo con los PCGA mexicanos, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados. Aún cuando pueden llegar a diferir de su efecto final, la administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

a) Reconocimiento de los Efectos de la Inflación:
El reconocimiento de los efectos de la inflación en la información financiera consiste en:
. Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados;
. Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas, mediante la aplicación de factores de inflación;
. Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización, aplicando costos de reposición a los activos no monetarios y la actualización mediante la aplicación de factores de inflación; e
. Incluir en el resultado integral de financiamiento, el resultado por posición monetaria.
La Compañía actualiza sus estados financieros, en términos del mismo poder adquisitivo, utilizando factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

b) Efectivo y Valores de Realización Inmediata:
El efectivo consiste en depósitos en cuentas bancarias que no causan intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones de renta fija a corto plazo a través de bancos y casas de bolsa cuyo vencimiento original sea menor a tres meses, valuados a valor de mercado.

c) Inventarios y Costo de Ventas:
Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. Los anticipos a proveedores para la compra de materias primas y refacciones se incluyen en la cuenta de inventarios, y se actualizan aplicando factores de inflación considerando su antigüedad promedio.

El costo de ventas se determina con base en el valor de reposición de los inventarios al momento de su venta. El costo de ventas incluye costos relacionados con materia prima utilizada en el proceso de producción, mano de obra (salarios y otros beneficios), depreciación de la maquinaria, planta y equipo y otros costos que incluyen combustible, energía eléctrica, rotura de botellas retornables en el proceso productivo, mantenimiento de equipo, inspección, y costos de traslado entre y dentro de las diferentes plantas.

d) Pagos Anticipados:
Representan pagos por servicios que serán recibidos en los siguientes 12 meses. Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente publicidad, rentas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan en un plazo máximo de 12 meses, de acuerdo al tiempo de transmisión de los anuncios. Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación al momento en que inicia la campaña publicitaria.

Los gastos promocionales se aplican a los resultados del ejercicio en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos o presentaciones, los cuales se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

e) Botellas y Cajas:
Las botellas y cajas se registran a su costo de adquisición y son actualizadas a su valor de reposición. FEMSA Cerveza clasifica las botellas y cajas como inventarios y Coca-Cola FEMSA las clasifica dentro del rubro de propiedad, planta y equipo.

Existen dos tipos de botellas y cajas retornables:
. Aquellas que están en el control de las plantas de la Compañía, a las cuales nos referimos como botellas y cajas en planta y centros de distribución; y
. Aquellas que han sido entregadas en las manos de los clientes, a las cuales nos referimos como botellas y cajas en el mercado.

Para efectos de la información financiera reportada, la rotura de botella y caja retornable en planta y en los centros de distribución es registrada como un gasto en el momento en que sea incurrido.

Las botellas y cajas en el mercado de FEMSA Cerveza, están sujetas a acuerdos con clientes en los cuales FEMSA Cerveza es propietario y las mantiene como activos, los cuales son monitoreados por personal de ventas durante sus visitas periódicas a los clientes. Cualquier rotura que se identifique es cargada al cliente. Las botellas y cajas que no son sujetas a este tipo de acuerdos, se registran como gasto una vez que se le entregan al cliente. Para efectos fiscales, el costo de las botellas y cajas se deduce al momento de la compra.

Las botellas y cajas en el mercado de Coca-Cola FEMSA, por las cuales se recibe un depósito de los clientes, se presentan netos de dichos depósitos, y la diferencia entre el costo y los depósitos recibidos, se amortiza de acuerdo con la vida útil de dichos activos. Las botellas y cajas por las cuales no se recibe depósito, las cuales representan la mayor parte de las botellas y cajas entregadas al mercado, se reconocen como gasto de ventas cuando son puestas a disposición del cliente.

La depreciación es calculada solo para efectos fiscales usando el método de línea recta a una tasa del 10% anual. La Compañia estima que el gasto por rotura en planta y en los centros de distribución es similar al gasto por depreciación calculado con una vida útil estimada de cuatro años para envase de vidrio retornable y de un año para envase de plástico retornable.

f) Inversión en Acciones:
La inversión en acciones en compañías asociadas se registra a su costo de adquisición y posteriormente se valúa a través del método de participación. La inversión en acciones en compañías afiliadas, en las cuales no tiene influencia significativa y no se tiene un valor de mercado, se registra al costo de adquisición y se valúan mediante la aplicación de factores de inflación del país de origen. La inversión en acciones en compañías afiliadas, en las cuales no tiene influencia significativa y se tiene un valor de mercado observable, su valor es ajustado al valor de mercado, con dichos ajustes reflejados en las utilidades.

g) Propiedad, Planta y Equipo:
Los activos se registran originalmente a su costo de adquisición y/o construcción. La propiedad, planta y equipo de procedencia nacional se actualiza aplicando factores de inflación del país de origen, excepto por las botellas y cajas de Coca-Cola FEMSA. La propiedad, planta y equipo de procedencia extranjera se actualiza aplicando los factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

La depreciación se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son determinadas por la Compañía en coordinación con peritos valuadores independientes, considerando la vida útil remanente de los activos.

La vida útil estimada de los principales activos se presenta a continuación:

	Años
Edificios y construcciones	40-50
Maquinaria y equipo	12-20
Equipo de distribución	10-12
Equipo de refrigeración	4-5
Equipo de cómputo	3-4

h) Otros Activos:
Estos activos representan erogaciones cuyos beneficios serán recibidos en el futuro y consisten en:
. Acuerdos con clientes para obtener el derecho de vender y promover los

productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y son amortizados a través de dos métodos, de acuerdo con los términos de dichos acuerdos:

. Método de volumen de ventas, en el cual la amortización se determina con base a la proporción del volumen realmente vendido por el cliente sobre el volumen de ventas objetivo del mismo (aproximadamente el 80% de los acuerdos de FEMSA Cerveza se amortizan bajo esta base); y

. Método de línea recta, en el cual la amortización se lleva a cabo en el transcurso de la vida del contrato (el restante 20% de los acuerdos con clientes de FEMSA Cerveza y el 100% de los acuerdos de Coca-Cola FEMSA se amortizan bajo este método)

Adicionalmente, para los acuerdos amortizados por medio del método de volumen de ventas, la Compañía compara los cálculos obtenidos por medio del método de volumen de ventas y el que hubiera resultado del cálculo del método de línea recta, y registra una provisión en el caso de que el resultado del cálculo por medio del método de volumen de ventas sea menor al resultado del cálculo del método de línea recta.

. Mejoras en propiedades arrendadas, las cuales se actualizan aplicando factores de inflación, y se amortizan en línea recta de acuerdo al plazo en que se espera recibir los beneficios.

i) Activos Intangibles y Crédito Mercantil:
Estos activos representan erogaciones cuyos beneficios serán recibidos en el futuro. A partir del 2003, la Compañía aplica el Boletín C-8 "Activos Intangibles" ("C-8"), el cual establece que los costos incurridos durante el desarrollo de proyectos deberán ser capitalizados si cumplen con los criterios establecidos para el reconocimiento de activos. Adicionalmente, el C-8 requiere que sean identificados todos los activos intangibles con el fin de reducir al máximo el crédito mercantil asociado a la combinación de negocios. Anterior al 2003, el exceso del precio de compra sobre el valor de mercado de los activos netos adquiridos era considerado crédito mercantil. Con la adopción del C-8, la Compañía considera el crédito mercantil pagado en las adquisiciones previas a la entrada en vigor de este boletín como derechos para producir y distribuir productos de la marca Coca-Cola y cerveza. La Compañía clasifica sus activos intangibles en activos con vida definida y activos con vida indefinida, de acuerdo con el período en el cual la Compañía recibirá los beneficios.

Los activos con vida definida son amortizados a lo largo de su vida útil y están representados principalmente por:

. Gastos por inicio de actividades que corresponden a los gastos incurridos antes de que se inicien operaciones en las tiendas Oxxo por concepto de rentas pagadas, permisos y licencias. Estos se actualizan aplicando factores de inflación y se amortizan en línea recta de acuerdo con el plazo del contrato de arrendamiento; y

. Información tecnológica y sistemas de administración, que son erogados en la fase de desarrollo y capitalizados de acuerdo con las disposiciones establecidas en el C-8. Estos se actualizan aplicando factores de inflación y se amortizan en línea recta en un periodo de 4 años. Las erogaciones que no cumplen con dichos requisitos, así como los costos de investigación se registran en resultados en el momento en que se incurren.

Los activos intangibles con vida indefinida no son amortizados, sin embargo,

están sujetos a una revisión periódica de deterioro y consisten en:
. Derechos para producir y distribuir productos de la marca Coca-Cola en los territorios adquiridos. Estos derechos están representados mediante contratos comunes que The Coca-Cola Company tiene celebrados con embotelladores fuera de los Estados Unidos de América para la venta del concentrado de ciertas marcas de The Coca-Cola Company. Los principales contratos tienen una duración de 10 años, renovables automáticamente, sujetos al consentimiento de ambas partes. Los contratos son registrados en la moneda funcional de la subsidiaria en la cual la inversión fue hecha y se actualizan aplicando factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado; y
. Derechos de distribución de FEMSA Cerveza que representan pagos hechos a concesionarios para la adquisición de franquicias previamente otorgadas y se actualizan utilizando factores de inflación.

El crédito mercantil representa la diferencia entre el valor pagado y el valor razonable de las acciones y/o activos netos adquiridos, que no haya sido identificado directamente con un activo intangible. El crédito mercantil se registra en la moneda funcional de la subsidiaria adquirida y se actualiza utilizando los factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado. El crédito mercantil es amortizado en un periodo no mayor a 20 años.

j) Deterioro de Crédito Mercantil y Activos de Larga Duración:
De acuerdo con el Boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición" ("C-15"), la Compañía revisa el valor de los activos de larga duración para determinar si existe un deterioro en el valor, comparando los flujos de efectivo que estima ese activo va a generar en el futuro, contra el valor en libros.

Para activos de larga duración, tales como propiedad, planta y equipo, otros activos y activos intangibles identificados, la Compañía realiza pruebas de deterioro cada vez que eventos o cambios en circunstancias indican que el valor de un activo o grupo de activos puede no ser recuperable por medio de los futuros flujos de efectivo esperados.

Para crédito mercantil, la Compañía lleva a cabo pruebas de deterioro anuales, así como cuando existan circunstancias que indiquen que el valor de dicho activo excede su valor de mercado implícito.

En caso que exista algún ajuste por deterioro en el valor de los activos, este ajuste se reconoce en el rubro de otros gastos.

k) Pagos de The Coca-Cola Company:
The Coca-Cola Company participa en los programas de publicidad y promociones así como en el de inversión en refrigeradores de Coca-Cola FEMSA. Los recursos recibidos para publicidad y promociones se registran como una reducción de los gastos de venta. La inversión en refrigeradores realizada por la Compañía reducida de la participación de The Coca-Cola Company se registra en la cuenta de propiedad planta y equipo. Dichos recursos son reconocidos cuando The Coca-Cola Company acepta la petición del reembolso.

l) Obligaciones de Carácter Laboral:
Consisten en los pasivos por plan de pensiones y jubilaciones, prima de antigüedad y servicios médicos posteriores al retiro, determinados a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. Estas obligaciones se consideran como

partidas no monetarias, las cuales se actualizan mediante supuestos económicos de largo plazo. El incremento en el saldo de las obligaciones laborales se registra como un gasto en el estado de resultados.

El costo de los servicios pasados se amortiza en el estado de resultados en el periodo estimado en que los empleados recibirán los beneficios del plan. En el caso de pensiones y jubilaciones así como prima de antigüedad, el tiempo es de 14 años y en el caso de servicios médicos posteriores al retiro es de 20 años, ambos a partir de 1996.

Ciertas subsidiarias de la Compañía tienen constituidos fondos para el pago de pensiones y servicios médicos posteriores al retiro, a través de un fideicomiso irrevocable a favor de los trabajadores.

Las indemnizaciones por despido se aplican a resultados en el momento en que se toma la decisión de despedir al personal bajo un programa formal o por causas específicas. Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en el rubro de otros gastos, neto

m) Reconocimiento de los Ingresos:
Los ingresos se reconocen de acuerdo con los términos de envió establecidos, de la siguiente manera:
. Para ventas nacionales, al momento que los productos salen de la fábrica a los clientes (LAB punto embarque). Al 30 de junio del 2004 y 2003, las ventas nacionales representan aproximadamente el 96% de las ventas totales consolidadas. Las ventas nacionales se definen como el efectivo generado por la Compañía por las ventas realizadas en el país donde las subsidiarias operan.
. Para ventas de exportación, al momento en que los productos se entregan al cliente y el cliente toma posesión de los productos (LOB destino).

Las ventas netas reflejan las unidades vendidas a precio de lista, disminuyendo las promociones y descuentos asignados.

n) Gastos de Operación
Los gastos administrativos incluyen salarios y prestaciones para los empleados que no están directamente involucrados en el proceso de venta de los productos de la Compañía, honorarios por servicios profesionales, depreciación de las oficinas y amortización de los gastos capitalizados del sistema integral de negocio.

Los gastos de venta incluyen:
. Distribución: salarios y prestaciones, gastos de flete de plantas a distribuidores propios y terceros, almacenaje de productos terminados, rotura de botellas en el proceso de distribución, depreciación y mantenimiento de camiones, instalaciones y equipos de distribución
. Ventas: salarios y prestaciones así como comisiones pagadas al personal de ventas; y
. Mercadotecnia: salarios y prestaciones, promociones y gastos de publicidad.

o) Impuestos Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:
El impuesto sobre la renta ("ISR") y la participación de los trabajadores en las utilidades ("PTU") son registrados en resultados conforme se incurren

incluyendo el impuesto diferido. El ISR diferido resulta de las diferencias temporales entre las bases contables y fiscales de los activos y pasivos incluyendo el beneficio de las pérdidas fiscales. El impuesto diferido activo se registra sólo cuando existe alta probabilidad de que se pueda recuperar. Para determinar el PTU diferido, se consideran únicamente las diferencias temporales que surjan en la conciliación entre la utilidad neta y la utilidad fiscal gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio dentro de un periodo determinado.

El impuesto al activo pagado que se espera sea recuperado se registra como una disminución del pasivo por impuestos diferidos.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen. Asimismo, está clasificado como activo o pasivo a largo plazo, independientemente del plazo en que se espera se reviertan las diferencias temporales.

El impuesto diferido aplicable a resultados se determina comparando el saldo de impuestos diferidos al final del periodo contra el saldo inicial, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable. El impuesto diferido de estas diferencias temporales se registra en la misma cuenta del capital contable que le dio origen.

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público ("SHCP") para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye las utilidades o pérdidas fiscales de sus subsidiarias mexicanas limitada al 60% de su participación accionaria. Las provisiones de impuesto sobre la renta de las subsidiarias en el extranjero han sido determinadas con base en la utilidad gravable de cada compañía en lo individual y no con base en una utilidad consolidada.

p) Resultado Integral de Financiamiento:
Está integrado por los siguientes conceptos:

Intereses
Los gastos y productos financieros se registran cuando se devengan.

Fluctuación Cambiaria
Las transacciones en moneda extranjera se registran convertidas en moneda del país de origen al tipo de cambio vigente a la fecha en que se efectúan. Posteriormente, los activos y pasivos monetarios denominados en monedas extranjeras se expresan al tipo de cambio de cierre de la fecha del último estado de situación financiera presentado. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto por la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica.

Resultado por Posición Monetaria
El resultado por posición monetaria es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria se determina aplicando factores de inflación del país de origen a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica. Posteriormente el

resultado por posición monetaria de las subsidiarias en el extranjero se convierte a pesos mexicanos utilizando el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

q) Instrumentos Financieros:
La Compañía contrata instrumentos financieros para cubrir el riesgo de ciertas operaciones. Si el instrumento financiero se contrata para cubrir necesidades de operación, el costo del mismo se registra en los resultados de operación y si se contrata para cubrir necesidades de financiamiento, se registra como fluctuación cambiaria, gasto financiero o producto financiero, según el contrato correspondiente.

Los instrumentos financieros contratados con fines de cobertura se valúan utilizando el mismo criterio de valuación aplicado a los activos y pasivos cubiertos. Asimismo, los instrumentos financieros contratados para fines diferentes a los de cubrir las operaciones de la Compañía, se valúan a su valor razonable y son registrados en el estado de situación financiera. La diferencia entre el valor inicial y final del periodo, se registra en resultados.

r) Resultado Acumulado por Tenencia de Activos No Monetarios:
Representa la suma de las diferencias entre el valor en libros y el valor actualizado aplicando factores de inflación a los activos no monetarios, tales como inventarios y activos fijos, y su efecto en el estado de resultados cuando los activos son consumidos o depreciados.

s) Utilidad Integral:
La utilidad integral está compuesta por la utilidad neta y otros componentes, tales como el resultado por conversión y el resultado por tenencia de activos no monetarios, y se presenta en el estado consolidado de variaciones en las cuentas de capital contable.

t) Provisiones:
La Compañía reconoce provisiones cuando por eventos pasados se genera una obligación y se puede estimar razonablemente el monto de la obligación. Dichas provisiones se registran a su valor presente neto, cuando el efecto de descuento es significativo.

u) Aportaciones al capital de subsidiarias:
Cuando un tercero realiza una aportación al capital de una subsidiaria con la intención de obtener una participación minoritaria y dicha aportación es diferente al valor en libros de la subsidiaria, dicha diferencia entre el valor en libros de las acciones y el monto aportado, es registrada como una prima en suscripción de acciones.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2005**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3'
SUBSIDIARIAS					
1 GRUPO INDUSTRIAL EMPREX, S.A DE C.V.	TENEDORA DE ACCIONES	541,267,198	99.98	19,105,695	43,738,504
2 COMPAÑÍA INTERNACIONAL DE BEBIDAS S.A DE C.V.	TENEDORA DE ACCIONES	2,712,318	100.00	6,666,956	22,449,237
3 FEMSA LOGISTICA, S.A. DE C.V.	TENEDORA DE ACCIONES	292,587,988	100.00	257,945	373,844
4 ELIMINACION DE ACCIONES		1	0.00	(26,030,596)	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**0**	**66,561,585**
ASOCIADAS					
1 IEQSA		98,232	33.68	59,692	144,119
2 CICAN		9,620	48.10	36,154	33,988
3 BETA SAN MIGUEL		355,420	2.54	30,348	62,137
4 TAPON CORONA		20,232	1.48	20,285	915
5 KSP		226,647	0.22	78,747	83,408
6 INDUSTRIA MEXICANA DE RECICLAJE S.A. DE C.V.		35,000	35.00	77,710	77,710
7 METALFORMA		2,850	31.00	1,843	3,614
8 CIA DE SERVICIOS DE BEBIDAS REFRESCANTES S.A. DE		26,000	26.00	26,000	26,000
9 OTRAS ASOCIADAS (4) (No. DE ASOC.:)		1	0.00	0	315,290
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**330,779**	**747,181**
OTRAS INVERSIONES PERMANENTES					**0**
TOTAL					**67,308,766**

OBSERVACIONES

CLAVE DE COTIZACION: FEMSA
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 3 AÑO: 2005

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
BANAMEX	19/11/2012	10.46	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	05/08/2015	9.87	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	10/02/2006	9.91	590,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	20/08/2008	10.38	0	1,762,500	0	0	0	0	0	0	0	0	0	0	0	0
BANCO DE BOSTON	31/08/2010	9.30	0	1,712,000	0	0	0	0	0	0	0	0	0	0	0	0
Banco Industrial	29/12/2006	6.50	0	0	0	0	0	0	0	0	0	0	40,441	0	0	0
BANCOMER	30/08/2009	10.40	0	1,155,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	02/06/2012	9.64	0	1,636,196	0	0	0	0	0	0	0	0	0	0	0	0
BARCLAYS	30/06/2012	3.87	0	0	0	0	0	0	0	0	0	0	0	0	0	270,328
BAYERISCHE	28/09/2007	5.20	0	0	0	0	0	0	0	0	0	25,231	0	25,231	0	0
BAYERISCHE	16/10/2006	3.61	0	0	0	0	0	0	0	0	0	1,395	703	0	0	0
BAYERISCHE	15/05/2006	3.69	0	0	0	0	0	0	0	0	0	1,272	0	0	0	0
BAYERISCHE	06/01/2006	4.43	0	0	0	0	0	0	0	0	0	1,190	0	0	0	0
BAYERISCHE	28/02/2006	4.56	0	0	0	0	0	0	0	0	0	445	0	0	0	0
BAYERISCHE	28/04/2006	3.91	0	0	0	0	0	0	0	0	0	1,165	0	0	0	0
BAYERISCHE	28/11/2008	3.92	0	0	0	0	0	0	0	0	0	6,777	3,385	6,777	6,781	0
BAYERISCHE	31/07/2006	4.40	0	0	0	0	0	0	0	0	0	802	0	0	0	0
BAYERISCHE	30/01/2007	4.40	0	0	0	0	0	0	0	0	0	953	0	476	0	0
BAYERISCHE	28/09/2006	4.67	0	0	0	0	0	0	0	0	0	1,760	0	0	0	0
BAYERISCHE	30/04/2007	3.91	0	0	0	0	0	0	0	0	0	1,406	703	696	0	0
BAYERISCHE	31/07/2007	4.30	0	0	0	0	0	0	0	0	0	5,064	0	5,064	0	0
BAYERISCHE	30/04/2007	3.81	0	0	0	0	0	0	0	0	0	2,404	1,202	1,202	0	0
BAYERISCHE	31/01/2008	4.30	0	0	0	0	0	0	0	0	0	1,862	0	1,862	931	0
BAYERISCHE	28/05/2013	3.90	0	0	0	0	0	0	0	0	0	27,811	13,906	27,812	27,812	125,157
BAYERISCHE	26/06/2006	3.85	0	0	0	0	0	0	0	0	0	1,274	0	0	0	0
BAYERISCHE	15/05/2007	3.69	0	0	0	0	0	0	0	0	0	1,209	604	604	0	0
BAYERISCHE	15/02/2006	4.23	0	0	0	0	0	0	0	0	0	526	0	0	0	0
BAYERISCHE	15/12/2006	3.82	0	0	0	0	0	0	0	0	0	3,300	1,650	0	0	0

CLAVE DE COTIZACION: FEMSA
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 3 AÑO: 2005

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
BAYERISCHE	31/01/2006	4.40	0	0	0	0	0	0	0	0	0	432	0	0	0	0
BAYERISCHE	30/06/2010	3.44	0	0	0	0	0	0	0	0	0	34,056	17,028	34,056	34,056	51,084
BAYERISCHE	30/06/2009	3.27	0	0	0	0	0	0	0	0	0	23,222	11,611	23,222	23,222	11,611
BAYERISCHE	09/11/2005	4.39	0	0	0	0	0	0	0	0	0	54,066	0	0	0	0
BBVA-BANCOMER	24/03/2011	10.10	0	1,230,000	0	0	0	0	0	0	0	0	0	0	0	0
BONDS COLOMBIA	09/08/2007	9.23	0	0	0	0	0	0	0	0	0	212,521	0	161,752	0	0
BOSTON LEASING	30/07/2008	5.72	0	0	0	0	0	0	0	0	0	4,801	1,222	5,010	3,843	0
CAJA MADRID	27/05/2009	10.91	0	0	0	0	0	0	0	0	0	0	0	0	0	162,197
Citibank	05/05/2006	7.23	0	0	0	0	0	0	0	0	0	170,929	0	0	0	0
COMERICA	23/09/2009	5.13	0	0	0	0	0	0	0	0	0	9,732	0	12,976	16,220	19,652
GE CAPITAL LEASING	01/07/2009	5.43	0	0	0	0	0	0	0	0	0	26,825	0	36,208	36,208	36,193
GE CAPITAL LEASING	29/12/2008	9.44	0	0	0	0	0	0	0	0	0	7,284	1,821	7,196	1,821	0
HSBC	16/12/2011	10.57	0	650,000	0	0	0	0	0	0	0	0	0	0	0	0
HSBC	08/07/2015	9.78	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
HYPO-VER	10/08/2009	4.57	0	0	0	0	0	0	0	0	0	3,911	0	3,925	3,925	3,940
Itaú-Buen Ayre	16/12/2005	6.98	0	0	0	0	0	0	0	0	0	128,293	0	0	0	0
JP MORGAN	01/11/2006	8.95	0	0	0	0	0	0	0	0	0	0	2,162,620	0	0	0
JP MORGAN	01/07/2009	7.25	0	0	0	0	0	0	0	0	0	0	0	0	0	3,250,396
SANTANDER	25/04/2006	5.21	10,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	31/10/2005	5.21	5,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	28/02/2011	9.30	14,284	85,715	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	01/11/2005	4.90	75,600	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	15/04/2015	9.96	0	1,600,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	27/09/2010	10.72	0	1,405,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	31/10/2008	9.96	191,997	104,011	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA BANK INVERLAT	23/04/2010	10.13	0	550,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA BANK INVERLAT	23/08/2012	10.06	0	200,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA BANK INVERLAT	23/08/2012	10.06	0	350,000	0	0	0	0	0	0	0	0	0	0	0	0
STANDARD CHARTERED BANK	27/05/2012	11.04	0	0	0	0	0	0	0	0	0	0	0	0	0	540,655

CLAVE DE COTIZACION: FEMSA
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 3 AÑO: 2005

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
TOKYO	19/10/2005	4.15	0	0	0	0	0	0	0	0	0	108,131	0	0	0	0
WACHOVIA	15/12/2012	11.37	0	0	0	0	0	0	0	0	0	0	0	0	0	540,655
TOTAL BANCARIOS			**886,881**	**15,940,422**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**870,049**	**2,256,896**	**354,069**	**154,819**	**5,011,868**
LISTADAS EN BOLSA																
QUIROGRAFARIOS																
BANAMEX	03/07/2008	10.08	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	02/07/2009	10.35	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	16/04/2010	9.07	0	2,906,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	13/11/2006	8.65	0	1,417,997	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS	10/07/2009	9.13	0	4,250,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BURSATILES			**0**	**11,073,997**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
PROVEEDORES VARIOS	31/12/2005		5,031,938	0	0	0	0	0	0	0	2,285,116	0	0	0	0	0
TOTAL PROVEEDORES			**5,031,938**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**2,285,116**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS	31/12/2005		1,038,725	0	0	0	0	0	0	0	3,389,960	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**1,038,725**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**3,389,960**	**0**	**0**	**0**	**0**	**0**
			6,957,544	**27,014,419**	**0**	**0**	**0**	**0**	**0**	**0**	**5,675,076**	**870,049**	**2,256,896**	**354,069**	**154,819**	**5,011,868**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**

Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	327,614	**3,542,518**	375,348	4,058,678	7,601,196
PASIVO	**978,387**	**10,579,405**	**586,289**	**6,339,594**	**16,918,999**
	243,548		361,748	3,911,613	6,545,125
	734,839		224,541	2,427,981	10,373,874
SALDO NETO	**(650,773)**	**(7,036,887)**	**(210,941)**	**(2,280,916)**	**(9,317,803)**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	15,370,525	57,735,216	42,364,691	0.04	1,502
FEBRERO	16,719,846	56,685,628	39,965,782	0.33	133,153
MARZO	16,369,144	56,925,641	40,556,497	0.45	182,797
ABRIL	15,809,995	57,646,694	41,836,699	0.36	148,998
MAYO	15,431,886	59,296,959	43,865,073	(0.25)	(109,927)
JUNIO	7,297,097	58,472,921	51,175,824	(0.10)	(49,453)
JULIO	19,929,737	52,745,465	32,815,728	0.39	128,424
AGOSTO	17,666,320	49,426,826	31,760,506	0.12	37,925
SEPTIEMBRE	15,221,026	48,441,852	33,220,826	0.40	133,142
ACTUALIZACION:	0	0	0	0.00	3,856
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	367
OTROS	0	0	0	0.00	0
TOTAL					**610,784**

OBSERVACIONES

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8

CONSOLIDADO
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICA

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
NO APLICA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2005**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
CERVEZA	PRODUCCION DE CERVEZA	33,696,000	80
KOF		0	0
MÉXICO	ELABORACION, EMBOTELLADO Y DISTRIBUCION	1,669,193	58
GUATEMALA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	35,090	69
NICARAGUA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	47,463	56
COSTA RICA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	53,347	62
PANAMA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	52,681	34
COLOMBIA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	303,266	52
VENEZUELA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	289,766	60
BRASIL	ELABORACION, EMBOTELLADO Y DISTRIBUCION	449,628	54
ARGENTINA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	186,564	75
EMPAQUE		0	0
FAMOSA HERMETAPAS	MANUFACTURA TAPAS METALICAS	18,000,000	97
FAMOSA TAPA ECOLOGICA	MANUFACTURA TAPAS METALICAS	4,300,000	94
FAMOSA LATA BEBIDAS	MANUFACTURA LATA BEBIDAS	3,400,000	100
FAMOSA TAPAS DE PLASTICO	MANUFACTURA TAPAS DE PLASTICO	1,400,000	88
GRAFO-REGIA	PRODUCCION DE TRABAJOS DE ARTES GRAFICAS (TONS)	13,500	94
SIVESA	FABRICACION DE BOTELLAS DE VIDRIO (UDS)	1,300,000	87
PTM	MANUFACTURA DE PRODUCTOS DE PLASTICO	7,080	24
QUIMIPRODUCTOS	FABRICA DE PRODUCTOS QUIMICOS	17,412	76
VENDO	FABRICA DE REFRIGERADORES COMERCIALES	180,300	91

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2005**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
NO APLICA					

OBSERVACIONES

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
COCA-COLA FEMSA		0	0				
REFRESCOS	1,791,456	18,815,809	768,615	21,108,825		SPRITE,LIFT,CIEL,	CONSUMIDORES Y
		0	0			DELAWARE PUNCH	DETALLISTAS
		0	0			COCA-COLA, FANTA	
		0	0			COCA-COLA LIGHT	
		0	0			SENZAO, BEAT, NESTE	
		0	0			SPRITE CERO, FRESCA	
		0	0			CIEL MINERALIZADA	
		0	0			POWERADE, NESTEA	
		0	0			MICKEY AVENTURAS	
		0	0			DASANI, CIEL AQUARI	
FEMSA CERVEZA		0	0				
CERVEZA	20,205	5,757,985	18,234	16,711,767		TECATE, TECATE LIGH	CONSUMIDORES Y
		0	0			CARTA BLANCA, SUPEI	DETALLISTAS
		0	0			DOS EQUIS LAGER, DO	
		0	0			INDIO, SOL, BOHEMIA	
FEMSA COMERCIO		0	0				
VENTAS AL DETALLE		0	0	20,762,055			CONSUMIDORES
OTRAS VENTAS		0	0	128,841			
TOTAL		24,573,794		58,711,488			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PAGINA 2
CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
REFRESCOS		0	628,140	15,834,115	ARGENTINA/CENTR OAME	AGUA CLUB K, FRESCA	CONSUMIDORES Y
		0	0		COLOMBIA/VENEZU ELA/	AGUA NATURAL, KIST	DETALLISTAS
		0	0		BRASIL	AGUA NAYA, ALPINA	
		0	0			BAVARIA, BLACK FIRE	
		0	0			CANADA DRY, CHINOT	
		0	0			GINGER ALE, HI-C, H	
		0	0			JUIZ, KUAT,COCA-COL	
		0	0			CEPITA, CARIOCA, FA	
		0	0			COCA-COLA, DASANI	
CERVEZA		0	1,941	2,002,742	76 PAISES	TECATE,DOS EQUIS,	CONSUMIDORES Y
		0	0			SOL, BOHEMIA,	DETALLISTAS
		0	0			CARTA BLANCA,	
		0	0			CHIHUAHUA	
LATA BEBIDAS		0	238,087	163,448	COSTA RICA/CARIBE/	FAMOSA	INTERCER, BUCANERC
		0	0		GUATEMALA		LOS PORTALES/KERN
HERMETAPA		0	7,606,718	418,751	USA/TRIN. Y TOBAGO	FAMOSA	MILLER/LABATT PENS.
		0	0		CARIBE		COORS BREWING/UNIT
TAPA ECOLÓGICA		0	209,407	43,550	CARIBE	FAMOSA	INTERCER, BUCANERC
		0	0				LOS PORTALES
FLEXIBLES (TONS)		0	0	35,197	CENTROAMERICA/	GRAFO	COLGATE PALMOLIVE/
BOTELLAS		0	8,926	11,405		SISA	INTERCER, BUCANERC
OTRAS VENTAS		0	0	175,300			
TOTAL				18,684,508			

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: 3 AÑO: **2005**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	600,000,000	2,482,140,090		2,482,140,090	300,000	2,681,855
D		0		2,881,570,360		2,881,570,360		
TOTAL			**600,000,000**	**5,363,710,450**	**0**	**5,363,710,450**	**300,000**	**2,681,855**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
5,963,710,450

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

NO APLICA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

Incorporación de Subsidiarias en el Extranjero.

Los registros contables de las subsidiarias en el extranjero se realizan en la moneda local del país de origen, y de acuerdo a los principios contables aplicables para cada país. Para efectos de su incorporación en los estados *financieros consolidados de FEMSA son convertidos a PCGA mexicanos y se* actualizan a poder adquisitivo de la moneda local al cierre del ejercicio aplicando la inflación del país de origen y posteriormente, se convierten a pesos mexicanos utilizando el tipo de cambio aplicable al cierre del ejercicio.

La variación en la inversión neta en la subsidiaria en el extranjero generada por la fluctuación del tipo de cambio, se incluye en el resultado acumulado por conversión y se registra en el capital contable.

Si la Compañía designa la inversión en una subsidiaria en el extranjero como una cobertura económica de la misma adquisición, el tratamiento contable del Costo Integral de Financiamiento es el siguiente:

· La fluctuación cambiaria se presenta en la cuenta de resultado por conversión hasta por el monto en el que la inversión cubra el financiamiento contratado, neto de su efecto fiscal. La fluctuación cambiaria correspondiente a la parte no cubierta del financiamiento se registra en el costo integral de financiamiento.

· El resultado por posición monetaria se calcula utilizando factores de inflación del país de origen de la subsidiaria hasta por el monto en el que la inversión cubra el financiamiento contratado. La parte no cubierta del financiamiento se calcula utilizando factores de inflación del país de origen de la compañía que contrate el financiamiento. El efecto total se registra en el costo integral de financiamiento.

Si la Compañía no designa una cobertura económica, la fluctuación cambiaria y el resultado por posición monetaria se registran en el costo integral de financiamiento.

Los saldos con subsidiarias en el extranjero, se consideran como inversión de largo plazo, por lo que el resultado por posición monetaria y la fluctuación cambiaria, generados por dichos saldos son registrados en la cuenta de resultado acumulado por conversión, en el capital contable.

La Compañía no designó ninguna inversión como cobertura económica de los pasivos incurridos para adquirir los territorios de Panamco.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: FEMSA FECHA: 28/10/2005 09:48
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.
DOMICILIO: GENERAL ANAYA 601 PTE
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY ,NL
TELEFONO: (0181) 8328-6167
FAX: (0181) 8328-6080
DIRECCION DE INTERNET: www.femsa.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: FEM9805095B4
DOMICILIO FISCAL: GENERAL ANAYA 601 PTE.
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY ,NL

RESPONSABLE DE PAGO

NOMBRE: C.P. ROSA MA. HINOJOSA MARTÍNEZ
DOMICILIO: GENERAL ANAYA 601
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY ,NL
TELEFONO: (0181) 8328-6090
FAX: (0181) 8328-6111
E-MAIL: rmhinmar@femsa.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO
NOMBRE: SR. JOSÉ ANTONIO FERNÁNDEZ CARBAJAL
DOMICILIO: AV ALFONSO REYES 2202 NTE
COLONIA: BELLA VISTA
C. POSTAL: 64442
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: (0181) 8328-60-18
FAX: (0181) 8328-60-29
E-MAIL: ychaval@femsa.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. JOSÉ ANTONIO FERNÁNDEZ CARBAJAL
DOMICILIO: AV ALFONSO REYES 2202 NTE
COLONIA: BELLA VISTA
C. POSTAL: 64442
CIUDAD Y ESTADO: MONTERREY NL

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: FEMSA FECHA: 28/10/2005 09:48

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TELEFONO:	(0181) 8328-60-18
FAX:	(0181) 8328-60-29
E-MAIL:	ychaval@femsa.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	VICEPRESIDENTE EJECUTIVO DE FINANZAS Y DESARROLLO CORPORATIV
NOMBRE:	C.P. FEDERICO REYES GARCIA
DOMICILIO:	GENERAL ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-62-00
FAX:	(0181) 8328-60-80
E-MAIL:	freyes@femsa.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE ADMINISTRACIÓN E INFORMACIÓN FINANCIERA
NOMBRE:	C.P. ROSA MARÍA HINOJOSA MARTÍNEZ
DOMICILIO:	GENERAL ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-60-90
FAX:	(0181) 8328-61-11
E-MAIL:	rmhinmar@femsa.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR JURÍDICO
NOMBRE:	LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO:	GENERAL ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-6180
FAX:	(0181) 8328-6181
E-MAIL:	cealdanc@femsa.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR DE LEGAL
NOMBRE:	LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO:	GENERAL ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-61-80
FAX:	(0181) 8328-61-81
E-MAIL:	cealdanc@femsa.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO
NOMBRE:	SR. ALFREDO LIVAS CANTÚ

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** FECHA: 28/10/2005 09:48

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DOMICILIO:	GENERAL ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-61-80
FAX:	(0181) 8328-61-81
E-MAIL:	alivas@praxisfin.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. ALAN ALANIS PEÑA
DOMICILIO:	GRAL. ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-6211
FAX:	(0181) 8328-6080
E-MAIL:	alan.alanis@femsa.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	GERENTE DE ADMINISTRACIÓN E INFORMACIÓN FINANCIERA
NOMBRE:	C.P. ROSA MA. HINOJOSA MARTÍNEZ
DOMICILIO:	GRAL. ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-6090
FAX:	(0181) 8328-6111
E-MAIL:	rmhinmar@femsa.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO:	GRAL. ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-61-80
FAX:	(0181) 8328-61-81
E-MAIL:	cealdanc@femsa.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: FEMSA
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. JOSE ANTONIO FERNANDEZ CARBAJAL
DIRECTOR GENERAL

C.P. FEDERICO REYES GARCIA
DIRECTOR DE FINANZAS

MONTERREY, NL, A 28 DE OCTUBRE DE 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2005

Fomento Económico Mexicano, S.A. de C.V.



By: ______________________________
Name: Federico Reyes
Title: Executive Vice President of Finance and Corporate Development